UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 24, 2023

FINTECH ECOSYSTEM DEVELOPMENT CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40914	86-2438985
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Springhouse Drive, Suite 204, Collegeville, PA	19426
(Address of principal executive offices)	(Zip Code)

(610) 226-8101

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, one right and one-half of one redeemable warrant	FEXDU	The Nasdaq Capital Market
Class A common stock, par value $0.0001 per share	FEXD	The Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	FEXDW	The Nasdaq Capital Market
Rights included as part of the units	FEXDR	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

As previously announced, on September 9, 2022, Fintech Ecosystem Development Corp., a Delaware corporation (the “Company”), entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among the Company, Monisha Sahni of Flat No. 104, Sharjah Main City, Shk Majed Bin Saqr Al Qasimi St Sharjah – 500001 UNITED ARAB EMIRATES (“Sahni”), Rachna Suneja of 2470, Hudson Line, Kingsway Camp, GTB Nagar, Delhi – 110009 INDIA (“Suneja”), Ritscapital, LLC, a limited liability company organized in the United Arab Emirates (“RITS” and collectively, the “Members”), and Sahni as representative of the Members (“Member Representative”). The transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination.”

As previously disclosed, on May 12, 2023, the Company terminated that certain Business Combination Agreement, dated as of September 9, 2022 (the “Rana Agreement”), by and among the Company, Fama Financial Services, Inc., Rana Financial, Inc. (“Rana”), and David Kretzmer, as the representative of the shareholders of Rana. The Rana Agreement was terminated with immediate effect pursuant to Section 9.01(h) of the Rana Agreement, which permits such termination if certain required financial statements (together with an unqualified report therein of the auditors of Rana and its subsidiaries, if applicable) are not delivered on or before the deadlines specified in the Rana Agreement.

On May 24, 2023, the Company, Sahni, Suneja, RITS, and the Member Representative entered into the First Amendment to the Business Combination Agreement (the “First Amendment”). The First Amendment amends the Business Combination Agreement to (i) remove the requirement that the Rana Agreement be consummated in connection with the Business Combination, (ii) remove other references to the Rana Agreement, and (iii) make changes to the board of directors of the Company that shall be appointed as of the Business Combination.

The foregoing description of the First Amendment is qualified in its entirety by reference to the First Amendment, a copy of which is attached as Exhibit 2.1 hereto and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description

2.1	First Amendment to Business Combination Agreement, dated as of May 24, 2023, by and among Fintech Ecosystem Development Corp., Sahni, Suneja, RITS, and the Member Representative.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FINTECH ECOSYSTEM DEVELOPMENT CORP.

By:	/s/ Saiful Khandaker
Name:	Saiful Khandaker
Title:	Chairman and Chief Executive Officer

Date: May 26, 2023

2

Exhibit 2.1

FIRST AMENDMENT TO

BUSINESS COMBINATION AGREEMENT

May 24, 2023

This First Amendment to Business Combination Agreement, dated as of May 24, 2023 (this “Amendment”) to that certain Business Combination Agreement, dated September 9, 2022 (the “BCA”), by and among Fintech Ecosystem Development Corp., a Delaware corporation (the “Company”), Monisha Sahni of Flat No. 104, Sharjah Main City, Shk Majed Bin Saqr Al Qasimi St Sharjah – 500001 UNITED ARAB EMIRATES (“Sahni”), Rachna Suneja of 2470, Hudson Line, Kingsway Camp, GTB Nagar, Delhi – 110009 INDIA (“Suneja”) and Ritscapital, LLC, a limited liability company organized in the United Arab Emirates (“RITS” and collectively, the “Members”), and Sahni as representative of the Members (“Member Representative”). The Company, Sahni, Suneja, RITS and Member Representative are collectively referred to as the “Parties” and each a “Party.” Capitalized terms used but not defined elsewhere herein have the meanings assigned to them in the BCA.

WHEREAS, on September 9, 2022, the Parties entered into the BCA; and

WHEREAS, on September 9, 2022 the Company, Fama Financial Services, Inc., a Georgia corporation, Rana Financial, Inc., a Georgia corporation, and David Kretzmer, as Shareholder Representative, also entered into that certain Business Combination Agreement, dated as of September 9, 2022 (the “Rana BCA”);

WHEREAS, on May 12, 2023, the Company terminated the Rana BCA, effective immediately (the “Rana Termination”);

WHEREAS, the Parties wish to amend the BCA to provide for the Rana Termination, as set forth herein.

NOW, THEREFORE, Pursuant to Section 11.12 of the BCA, the Parties wish to:

1.    Amend Section 1.01 of the BCA to delete the definition of “Acquiror Rights” in its entirety and replace it with the following:

“Acquiror Rights” means the rights to receive one-tenth of one share of Acquiror Class A Common Stock at the Closing contemplated by the Acquiror Right Agreement, with each right exercisable solely to the extent the applicable holder has ten (10) Acquiror Rights (as holders are not entitled to receive fractional shares or payments in lieu thereof).

2.    Amend Section 2.03 of the BCA to delete paragraph (d) in its entirety and replace it with the following:

(d) As promptly as practicable, but in no event later than five (5) Business Days, after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions at the Closing), a closing (the “Closing”) shall be held at the offices of Nelson Mullins Riley & Scarborough LLP, 101 Constitution Ave, NW, Suite 900, Washington, DC 20001, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

3.    Amend Section 5.03 of the BCA to delete paragraphs (d) and (e) in their entirety and replace them with the following:

(d)     Except for securities issued by Acquiror as permitted by this Agreement, securities issued as permitted by the Acquiror Warrants and the Acquiror Rights, Acquiror has not issued any options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Acquiror or obligating Acquiror to issue or sell any shares of capital stock of, or other equity interests in, Acquiror. All shares of Acquiror Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Neither Acquiror nor any subsidiary of Acquiror is a party to, or otherwise bound by, and neither Acquiror nor any subsidiary of Acquiror has granted, any equity appreciation rights, participations, phantom equity or similar rights. Acquiror is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of Acquiror Common Stock or any of the equity interests or other securities of Acquiror or any of its subsidiaries. There are no outstanding contractual obligations of Acquiror to repurchase, redeem or otherwise acquire any shares of Acquiror Common Stock. There are no outstanding contractual obligations of Acquiror to make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(e) As a result of the amendment to the Acquiror Certificate of Incorporation, following the Closing, Acquiror shall have a single class structure with each share of Acquiror Common Stock converted into one (1) share of Class A common stock, par value $0.0001 per share, having voting rights of one (1) vote per share (the “New Acquiror Class A Common Stock”), each Acquiror Warrant shall be exercisable for one (1) share of New Acquiror Class A Common Stock and each set of ten (10) Acquiror Rights shall entitle its holder to one (1) share of New Acquiror Class A Common Stock.

4.    Delete Section 6.03 of the BCA in its entirety and replace it with the following:

SECTION 6.03. Claims Against Trust Account. The Company agrees that, notwithstanding any other provision contained in this Agreement, the Company does not now have, and shall not at any time prior to the Closing have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company on the one hand, and Acquiror on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 6.03 as the “Claims”). Notwithstanding any other provision contained in this Agreement, the Company hereby irrevocably waives any Claim it may have, now or in the future and will not seek recourse against the Trust Fund for any reason whatsoever in respect thereof; provided, however, that the foregoing waiver will not limit or prohibit the Company from pursuing a claim against Acquiror, its subsidiaries or any other person (a) for legal relief against monies or other assets of Acquiror or its subsidiaries held outside of the Trust Account or for specific performance or other equitable relief in connection with the Transactions or (b) for damages for breach of this Agreement against Acquiror (or any successor entity) or its subsidiaries in the event this Agreement is terminated for any reason and Acquiror consummates a business combination transaction with another party. In the event that the Company commences any action or proceeding against or involving the Trust Fund in violation of the foregoing, Acquiror shall be entitled to recover from the Company the associated reasonable legal fees and costs in connection with any such action, in the event Acquiror prevails in such action or proceeding.

5.    Amend Section 7.01 of the BCA to delete paragraphs (a) and (c) in their entirety and replace them with the following:

(a) As promptly as practicable after the execution this Agreement, and receipt of the PCAOB Audited Financials, Acquiror and the Company shall prepare and file with the SEC a joint information statement/proxy statement (as amended or supplemented, the “Proxy Statement”) to be sent to the stockholders of Acquiror with respect to the meeting of Acquiror’s stockholders (the “Acquiror Stockholders’ Meeting”) to be held to consider approval and adoption of (i) this Agreement and (ii) any other proposals the parties deem necessary to effectuate the Transactions (collectively, the “Acquiror Proposals”). The Member Representative shall furnish all information concerning the Company as Acquiror may reasonably request in connection with such actions and the preparation of the Proxy Statement. Acquiror and the Company each shall use their reasonable best efforts to (A) cause the Proxy Statement when filed with the SEC to comply in all material respects with all Laws applicable thereto and (B) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy Statement. Prior to the filing date of the Proxy Statement, Acquiror shall take all or any action required under any applicable federal or state securities laws in connection with the issuance of shares of Acquiror Common Stock, in each case to be issued or issuable to the Members pursuant to this Agreement. As promptly as practicable after finalization of the Proxy Statement, the Company shall mail the Proxy Statement to the Members and the Acquiror will send mail the Proxy Statement to its stockholders. Each of Acquiror and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Proxy Statement.

…

(c) The Company represents that the information supplied by the Company for inclusion in the Proxy Statement or any current report on Form 8-K shall not, at (i) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Acquiror (in the case of the Proxy Statement), and (ii) the time of the Acquiror Stockholders’ Meeting (in the case of the Proxy Statement), contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to Acquiror Stockholders’ Meeting, any event or circumstance relating to the Company, or its officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Proxy Statement, the Company shall promptly inform Acquiror. All documents that the Company is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

6.    Delete Section 7.05 of the BCA in its entirety, and replace it with the following:

SECTION 7.05. Acquiror Exclusivity. From the date of this Agreement and ending on the earlier of (a) the Closing and (b) the termination of this Agreement in accordance with Section 10.01, but only to the extent not inconsistent with the fiduciary duties of the Acquiror Board, Acquiror shall not, and shall cause its Representatives not to, directly or indirectly, (i) enter into, knowingly solicit, initiate or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any sale of any material assets of such person or any of the outstanding capital stock or any conversion, consolidation, liquidation, dissolution or similar transaction involving such person other than with the Company and its Representatives (an “Alternative Transaction”), (ii) enter into any agreement regarding, continue or otherwise knowingly participate in any discussions regarding, or furnish to any person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Alternative Transaction or (iii) commence, continue or renew any due diligence investigation regarding any Alternative Transaction; provided, however, that the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the Transactions shall not be deemed a violation of this Section 7.05. Acquiror shall, and shall cause its affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Transaction. Acquiror also agrees that it will promptly request each person (other than the Company and its Representatives) that has prior to the date of this Agreement executed a confidentiality agreement in connection with its consideration of an Alternative Transaction to return or destroy all Confidential Information furnished to such person by or on behalf of it prior to the date of this Agreement (to the extent so permitted under, and in accordance with the terms of, such confidentiality agreement). If Acquiror or any of its affiliates or its or their respective Representatives receives any inquiry or proposal with respect to an Alternative Transaction at any time prior to the Closing, then Acquiror shall promptly (and in no event later than one (1) Business Day after Acquiror becomes aware of such inquiry or proposal) notify such person in writing that Acquiror is subject to an exclusivity agreement with respect to the Transaction that prohibits Acquiror or any of its affiliates or its or their respective Representatives from considering such inquiry or proposal. Without limiting the foregoing, the parties agree that any violation of the restrictions set forth in this Section 7.05 by Acquiror or any of its affiliates or its or their respective Representatives shall be deemed to be a breach of this Section 7.05 by Acquiror.

7.    Delete Section 7.17 of the BCA in its entirety, and replace it with the following:

SECTION 7.17. Governance Matters.

(a) Board of Directors. Upon the Closing, the Acquiror Board shall consist of (i) Dr. Saiful Khandaker, as Chairman, (ii) Robin Meister, Lynn Perkins, Bruce Brown and Dr. Rahul Kapoor, as independent directors, and (iii) Mubasshir Karim and Ritesh Suneja as executive directors, the board of directors of the Company shall consist of (i) Suneja as Chairman, and (ii) Sahni, Saiful Khandaker and Mubasshir Karim as directors, and the board of directors of the DS Finworld India Private Limited, the India-based subsidiary of the Company shall consist of (i) Suneja as Chairman, and (ii) Pankaj Satija, Saiful Khandaker and Mubasshir Karim as directors.

(b) Effectuation. Prior to the Closing, the parties shall take all action necessary to effectuate the provisions of this Section 7.17.

8.    Amend Section 8.02 of the BCA to delete paragraphs (k) and (l) in their entirety and replace them with the following:

(k)    Reserved.

(l)    Trust Fund. The Trust Fund contains funds sufficient to pay the Cash Consideration payable under this Agreement, in full.

9.	Amend Section 10.01 to delete clause (e) in its entirety and replace it with the following:

(e) Reserved.

10.    Amend Section 11.01 of the BCA to delete the address for the Acquiror in its entirety and replace it with the following:

if to Acquiror:

Fintech Ecosystem Development Corp.

100 Springhouse Drive, Suite 204

Collegeville, PA 19426

Attention: Saiful Khandaker, Chief Executive Officer & Founder

Email: saiful@fintechecosys.com

with a copy to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Ave, NW, Suite 900

Washington, DC 20001

Attention: Andrew Tucker; Peter Strand

Email: andrew.tucker@nelsonmullins.com; peter.strand@nelsonmullins.com

11.    Effect of this Amendment. Except as otherwise set forth in this Amendment, the provisions, representations, warranties, covenants and conditions of the BCA shall remain unchanged by the terms of this Amendment, and shall remain in full force and effect in accordance with their respective terms, and are hereby ratified, approved and confirmed in all respects. In the event of any conflict or inconsistency between the terms of this Amendment and the terms of the BCA, the terms of this Amendment shall control. From and after the date of this Amendment, all references to the BCA or Agreement (whether in the BCA or this Amendment) shall refer to the BCA as amended by this Amendment.

12.    Miscellaneous Provisions. The parties hereto hereby agree that the provisions and obligations set forth in Sections 11.03 (Severability), 11.04 (Entire Agreement, Assignment), 11.05 (Parties in Interest), 11.06 (Governing Law), 11.08 (Headings), 11.09 (Counterparts), and 11.13 (Waiver) of the BCA shall apply, mutatis mutandis, to this Amendment.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed on their behalf by their duly authorized officers, this 24th day of May, 2023.

ACQUIROR:

FINTECH ECOSYSTEM DEVELOPMENT CORP.

By	/s/ Saiful Khandaker
Name: Saiful Khandaker
Title: Chief Executive Officer

MEMBERS:

/s/ Rachna Suneja
RACHNA SUNEJA

RITSCAPITAL, LLC

By	/s/ Ritesh Suneja
Name: Ritesh Suneja
Title: President

/s/ Monisha Sahni
MONISHA SAHNI

MEMBER REPRESENTATIVE:

/s/ Monisha Sahni
MONISHA SAHNI